[Letterhead of Advanced Medical Optics, Inc.]

November 30, 2005

VIA FACSIMILE

Mr. Donald C. Hunt

Attorney Advisor

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Acceleration Request: Advanced Medical Optics, Inc.

Registration Statement on Form S-3 (File No. 333-127245)

Dear Mr. Hunt:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Advanced Medical Optics, Inc. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-127245) be accelerated so that it will become effective no later than 4:00 p.m. EST on December 2, 2005, or as soon thereafter as practicable.

The Company confirms that:

(i)	should the Securities and Exchange Commission (the “Commission”), acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility under applicable law for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert the Commission’s acceleration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Please contact the undersigned at 714/247-8463 if there are any questions regarding this matter.

Sincerely yours,

/s/ SCOTT J. CATLIN
Scott J. Catlin Assistant Secretary

cc:	Jennifer A. Bensch
Mary Beth Breslin